Exhibit 12.1

MarkWest Energy Partners, L.P.

Calculation of Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

	2010	2011	2012	2013	2014	2015 (through June 30, 2015)
Total fixed charges	$120,697	$123,879	$157,323	$200,852	$206,759	$120,998
Earnings:
Earnings from continuing operations before income taxes	$31,757	$118,449	$255,293	$53,114	$202,522	$(96,448)
Add:
Fixed charges	120,697	123,879	157,323	200,852	206,759	120,998
Amortization of capitalized interest	1,583	1,639	2,942	4,694	6,099	3,383
Cash distributions from equity method investments	8,448	4,382	8,416	6,370	12,459	28,747
Income from equity method investments	3,823	158	2,328	1,422	(4,477)	3,774
Subtract:
Interest capitalized	(2,766)	(1,121)	(26,061)	(35,053)	(28,088)	(13,352)
Total earnings	$163,542	$247,386	$400,241	$231,399	$395,274	$47,102
Ratio	1.35	2.00	2.54	1.15	1.91	0.39